UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

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         In the Matter of                            :
                                                     :
         AMERICAN ELECTRIC POWER COMPANY, INC.       :
         AEP Energy Services, Inc.                   :
         AEP Resources, Inc.                         :
         1 Riverside Plaza                           :    CERTIFICATE OF
         Columbus, OH 43215                          :     NOTIFICATION
                                                     :
         File No. 70-9353                            :
                                                     :
(Public Utility Holding Company Act of 1935)         :
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         American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended, AEP Energy Services, Inc. and AEP Resources, Inc., wholly-owned nonutility subsidiaries of AEP, hereby certify in connection with the Application-Declaration on Form U-1 in the above-entitled matter, that certain of the transactions specified in said Application-Declaration, as amended, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, said Application-Declaration, as amended, and the Orders of the Securities and Exchange Commission with respect thereto, dated November 2, 1998 (HCAR No. 35-26933) and December 21, 2000 (HCAR No. 35-27313),
as follows:

         1. Pursuant to a Purchase and Sale Agreement, dated as of December 27, 2000, between Enron Corp. ("Enron") and AEP Energy Services Gas Holding Company ("Gas Holding"), an indirect wholly-owned nonutility subsidiary of AEP, Gas Holding acquired all of the shares of Houston Pipe Line Company ("HPL"). HPL owns or leases and operates an intrastate natural gas pipeline system in the State of Texas. The closing occurred on June 1, 2000, and the purchase price was $352,500,000.

         2. As part of the transaction, BAM Lease Company ("BAM"), a subsidiary of Enron, subleased to HPL the Bammel Natural Gas Storage Facility, certain natural gas pipeline loops and related equipment pursuant to a 30-year Sublease Agreement (the "Sublease") dated as of May 31, 2001. AEP paid Enron $274,000,000 as pre-payment for the annual rental payments required under the Sublease.

         3. The transactions described herein were consummated within the period designated in said Application-Declaration.

                                           AMERICAN ELECTRIC POWER COMPANY, INC.
                                           AEP ENERGY SERVICES, INC.
                                           AEP RESOURCES, INC.


                                           By:  /s/ Thomas G. Berkemeyer
                                                Assistant Secretary


Dated:  June 27, 2001